UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On November 3, 2025, Valens Semiconductor Ltd. (the “Company”) issued a press release announcing Yoram Salinger as its new Chief Executive Officer and board member, effective on November 13th, 2025. Salinger will succeed Gideon Ben-Zvi, who has led Valens since 2020 and will remain actively involved with the company as a member of the Board of Directors. A press release announcing Mr. Salinger’s appointment is filed as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K, except for Exhibit 99.1, is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250, 333-276520, and 333-285792).

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

TABLE OF CONTENTS

ITEM
99.1	Press Release dated November 3, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Gideon Ben-Zvi
	Name:	Gideon Ben-Zvi
	Title:	Chief Executive Officer

Date:  November 3, 2025